FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August 2007
Commission File Number 001-33548
JAGUAR MINING INC.
48 Pleasant St.
Concord, New Hampshire 03301
(603) 224-4800
(Address of principal executive offices.)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Document No.	Description of Document

1.	Jaguar Mining Second Quarter Interim Financial Statements.
2.	Jaguar Mining Second Quarter Management’s Discussion and Analysis.
3.	Form 52-109F2 — CEO Certificate.
4.	Form 52-109F2 — CFO Certificate.
5.	Press Release, dated August 9, 2007.
This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on July 31, 2007, File No. 333-144696.

Document No. 1
JAGUAR MINING INC.
Interim Consolidated Financial Statements
June 30, 2007
(Unaudited)

JAGUAR MINING INC.
Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
June 30, 2007
(Unaudited)

	June 30,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$82,979	$14,759
Accounts receivable	4,398	1,742
Inventory	9,264	5,297
Prepaid expenses and sundry assets (Note 3)	6,495	4,812
Unrealized foreign exchange gains (Note 11(b))	1,185	—

	104,321	26,610

Prepaid expenses and sundry assets (Note 3)	9,753	9,657
Unrealized foreign exchange gains (Note 11(b))	76	709
Net smelter royalty (Note 2)	1,462	1,535
Restricted cash (Note 12)	3,344	6,027
Property, plant and equipment (Note 4)	67,747	39,812
Mineral exploration projects (Note 5)	31,271	39,780

	$217,974	$124,130

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,996	$6,625
Notes payable (Note 6)	6,711	5,274
Asset retirement obligations	243	289
Forward sales derivative liability (Note 11(a))	4,097	3,388

	21,047	15,576

Forward sales derivative liability (Note 11(a))	5,107	6,828
Notes payable (Note 6)	72,189	10,550
Future income taxes	747	421
Asset retirement obligations	1,330	1,380

Total liabilities	100,420	34,755

Shareholders’ equity
Common shares (Note 7(a))	138,169	106,834
Warrants (Note 7(b))	818	4,072
Stock options (Note 7(c))	12,983	8,745
Contributed surplus	1,149	1,149
Deficit	(35,565)	(31,425)

	117,554	89,375
Commitments (Notes 11 and 13)

	$217,974	$124,130

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

1

JAGUAR MINING INC.
Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Gold sales	$11,415	$5,471	$17,957	$7,596
Production costs	(5,750)	(3,322)	(8,632)	(4,880)
Other cost of goods sold	(447)	—	(454)	—
Depletion and amortization	(876)	(928)	(1,167)	(1,584)

Gross profit	4,342	1,221	7,704	1,132

Operating expenses:
Exploration	617	89	839	107
Stock-based compensation (Note 7(c))	4,040	2,692	4,241	2,797
Administration	2,527	1,905	4,215	3,620
Management fees (Note 9(a))	186	188	375	366
Accretion expense	17	6	34	10
Other	801	221	1,043	254

Total operating expenses	8,188	5,101	10,747	7,154

Loss before the following	(3,846)	(3,880)	(3,043)	(6,022)

Unrealized (gain) loss on forward sales derivatives (Note 11(a))	(1,794)	1,655	(1,013)	6,675
Realized loss on forward sales derivatives (Note 11(a))	826	—	1,761	—
Unrealized gain on forward foreign exchange derivatives (Note 11(b))	(219)	(252)	(552)	(738)
Realized gain on forward foreign exchange derivatives (Note 11(b))	(467)	(153)	(598)	(189)
Foreign exchange gain	(1,623)	(2,124)	(2,302)	(2,773)
Amortization of deferred financing expense	—	190	—	317
Interest expense	3,331	102	4,350	175
Interest income	(1,186)	(476)	(1,531)	(679)

Total other (income) expenses	(1,132)	(1,058)	115	2,788

Loss before income taxes	(2,714)	(2,822)	(3,158)	(8,810)

Income taxes
Current income taxes	548	186	741	186
Future income taxes (recovered)	423	(167)	282	9

Total income taxes	971	19	1,023	195

Net loss and comprehensive income for the period	(3,685)	(2,841)	(4,181)	(9,005)

Deficit, beginning of period as reported	(31,880)	(24,865)	(31,425)	(18,711)
Adjustment to opening deficit (Note 1(a))	—	—	41	—

Deficit as restated	(31,880)	(24,865)	(31,384)	(18,711)
Interest income — share purchase loans	—	10	—	20

Deficit, end of period	$(35,565)	$(27,696)	$(35,565)	$(27,696)

Basic and diluted net loss per share (Note 8)	$(0.07)	$(0.06)	$(0.08)	$(0.23)

Weighted average number of common shares outstanding (Note 8)	55,239,628	45,283,120	51,831,209	39,563,903
See accompanying notes to interim consolidated financial statements.

2

JAGUAR MINING INC.
Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income for the period	$(3,685)	$(2,841)	$(4,181)	$(9,005)
Items not involving cash:
Unrealized foreign exchange (gain) loss	5,276	3	5,539	(80)
Stock-based compensation	4,040	2,692	4,241	2,797
Amortization of deferred financing costs	—	190	—	317
Non-cash interest expense	855	—	1,196	—
Accretion expense	17	6	34	10
Future income taxes (recovered)	423	(167)	282	9
Depletion and amortization	876	928	1,167	1,584
Interest on loans receivable	—	—	—	(102)
Unrealized (gain) loss on forward sales derivatives	(1,794)	1,655	(1,013)	6,675
Unrealized gain on foreign exchange contracts	(219)	(252)	(552)	(738)

Change in non-cash operating working capital
Accounts receivable	(1,233)	93	(2,656)	(774)
Inventory	(1,327)	(1,083)	(2,425)	(2,449)
Prepaid expenses and sundry assets	(2,071)	(860)	(3,872)	(3,200)
Accounts payable and accrued liabilities	1,794	(899)	3,371	1,778
Asset retirement obligations	(133)	(36)	(135)	(36)

	2,819	(571)	996	(3,214)

Financing activities:
Net smelter royalty received	—	—	73	—
Issuance of common shares, special warrants and warrants, net	15,548	166	28,078	48,322
Decrease (increase) in restricted cash	(31)	(2,556)	2,683	(5,556)
Repayment of debt	(2,015)	(492)	(2,151)	(892)
Increase in debt	—	113	60,672	7,955

	13,502	(2,769)	89,355	49,829

Investing activities
Mineral exploration projects	(2,753)	(6,213)	(6,117)	(11,399)
Purchase of property, plant and equipment	(9,420)	(3,168)	(16,014)	(5,950)

	(12,173)	(9,381)	(22,131)	(17,349)

Increase (decrease) in cash and cash equivalents	4,148	(12,721)	68,220	29,266
Cash and cash equivalents, beginning of period	78,831	51,520	14,759	9,533

Cash and cash equivalents, end of period	$82,979	$38,799	$82,979	$38,799

Supplemental cash flow information (Note 10)
See accompanying notes to interim consolidated financial statements.

3

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
1.	Significant Accounting Policies:
Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.
(a)	Accounting Principles Issued and Implemented
(i)
Section 3855, “Financial Instruments — Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

4

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
1.	Significant Accounting Policies (continued):
(i)	(continued:)
Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or June 30, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities
In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.
The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.
(ii)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(iii)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

(b)	Accounting Principles Issued But Not Yet Implemented
(i)	Financial Instruments- Disclosure and Presentation
In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.
(ii)	Capital Disclosures
In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

5

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
1.	Significant Accounting Policies (continued):
(b)	Accounting Principles Issued but not yet Implemented (continued):
(iii)	Inventories
In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.
The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.
2.	Net Smelter Royalty:

	June 30,	December 31,
	2007	2006

Net Smelter Royalty	$1,462	$1,535

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML”) whereby it exchanged the loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project. This agreement was executed on May 10, 2006. PML had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million. During the first quarter of 2007 the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. During the first quarter of 2007 the carrying value of the NSR was reduced by $73,000 for royalties received on a cash basis. PML’s controlling shareholders are Brazilian Resources, Inc. (“BZI”) and IMS Empreendimentos Ltda, the founding shareholders of the Company.
3.	Prepaid Expenses and Sundry Assets:

	June 30,	December 31,
	2007	2006
Balance is made up of:
Advances to suppliers	$50	$331
Recoverable taxes (a)	15,790	11,510
Deferred financing fees (Note 1(a))	—	2,140
Sundry receivables from related parties (b)	37	149
Other	371	339

	16,248	14,469

Less:
Long term recoverable taxes	9,738	7,517
Long term other prepaid expenses	15	47
Long term deferred finance fees	—	2,093

	9,753	9,657

Current portion of prepaid expenses and sundry assets	$6,495	$4,812

6

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
3.	Prepaid Expenses and Sundry Assets (continued):
(a)
The Company is required to pay certain taxes in Brazil, based on consumption. These taxes are recoverable from the Brazilian tax authorities through various methods. The recoverable taxes are denominated in Brazilian reais (R$).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and PML, related parties (Note 9(c)). PCO is controlled by IMS Empreendimentos Ltda, a founding shareholder of the Company.

4.	Property, Plant and Equipment:

	June 30, 2007
		Accumulated
	Cost	Amortization	Net
Processing plant	$9,037	$(963)	$8,074
Vehicles	2,397	(685)	1,712
Equipment	27,987	(2,750)	25,237
Assets under construction	9,508	—	9,508
Mining properties	27,469	(4,253)	23,216

	$76,398	$(8,651)	$67,747

	December 31, 2006
		Accumulated
	Cost	Amortization	Net
Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Assets under construction	16,451	—	16,451
Mining properties	7,555	(5,239)	2,316

	$47,385	$(7,573)	$39,812

In Q2 2007 the Company decided that mining properties in production should be classified in Property, Plant and Equipment (“PPE”). In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects. Effective December 31, 2006 the Sabará property, which has been in production since 2004, was transferred to PPE. Effective January 1, 2007 the Turmalina property, which started production in 2007, was transferred to PPE. See Note 5 for a breakdown of costs reclassified.

7

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
5.	Mineral Exploration Projects:

	Balance		Write-off fully	Reclassify to	Reclassify to	Balance
	December 31,		amortized	property	Plant and	June 30,
	2006	Additions	property	acquisition	Equipment	2007
(a) Sabará property:
Acquisition of property	$3,195	$39	$—	$—	$(3,234)	$—
Mine development expenditures, exploration and carrying costs	3,908	3,970	(1,570)	—	(6,308)	—
Asset retirement obligations	452	5	(66)	—	(391)	—
Accumulated amortization	(5,239)	(256)	1,636	—	3,859	—

	2,316	3,758	—	—	(6,074)	—

(b) Rio De Peixe property:
Acquisition of mineral rights to the property	1,266	63	—	—	—	1,329
Exploration expenditures and carrying costs	16	58	—	—	—	74

	1,282	121	—	—	—	1,403

(c) Santa Bárbara Region:
Acquisition of property	1,114	(64)	—	—	—	1,050
Mine development expenditures, exploration and carrying costs	8,469	2,735	(472)	—	—	10,732
Asset retirement obligations	247	—	(107)	—	—	140
Accumulated amortization	(579)	—	579	—	—	—

	9,251	2,671	—	—	—	11,922

(d) Catita, Paciência and Camára properties:
Acquisition of properties	818	18	—	502	—	1,338
Mine development expenditures, exploration and carrying costs	13,985	3,312	(113)	(502)	—	16,682
Accumulated amortization	(187)	—	113	—	—	(74)

	14,616	3,330	—	—	—	17,946

(e) Turmalina:
Acquisition of properties	1,883	7	—	—	(1,890)	—
Mine development expenditures, exploration and carrying costs	11,784	2,898	—	—	(14,682)	—
Asset retirement obligations	964	—	—	—	(964)	—
Accumulated amortization	—	(394)			394	—

	14,631	2,511	—	—	(17,142)	—

Balance December 31, 2006 as reported	42,096
Less Sabará property reclassified to PPE	(2,316)

Total Mineral Exploration Projects	$39,780	$12,391	$—	$—	$(23,216)	$31,271

8

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
6.	Notes Payable:

		June 30,	December 31,
		2007	2006
(a) Due to AngloGold		$350	$350
(b) Due to ABN AMRO		278	390
(c) Due to Bank Boston		28	39
(d) Due to Banco Volkswagen		407	444
(e) Due to Banco Itau S.A.		247	296
(f) Due to RMB International	$12,600
Less: unamortized discount	(1,498)	11,102	14,000

(g) Due to Banco Bradesco		263	305
(h) Private placement notes	81,108		—
Less: unamortized discount	(14,883)	66,225	—

		78,900	15,824
Less: Current portion		6,711	5,274

		$72,189	$10,550

(a)	Due to AngloGold

Relates to purchase of quota shares of Mineração Turmalina Ltda. (“MTL”). The demand note payable is repayable with interest based on the U.S. consumer price index and is expected to be repaid in 2007.

(b)	Due to ABN AMRO

Relates to a secured credit facility of R$2 million (approximately $1,037,000) for the purpose of purchasing equipment. As at June 30, 2007 R$536,000 ($278,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.5% at June 30, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased and short term investments of R$664,000 ($344,000).

(c)	Due to Bank Boston

Relates to a secured credit facility of R$1 million (approximately $519,000) for the purpose of purchasing equipment. As at June 30, 2007 R$54,000 ($28,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.5% at June 30, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(d)	Due to Banco Volkswagen

Relates to a secured note payable of R$785,000 ($407,000) at June 30, 2007 for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.49% at June 30, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months. The loan is secured by the trucks purchased.

(e)	Due to Banco Itau S.A.

Relates to a secured note payable of R$476,000 ($247,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (9.2% at June 30, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

9

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
6.	Notes Payable (continued):
(f)	Due to RMB International

Relates to a loan facility agreement with a principal amount of $14 million. Effective January 1, 2007 the loan was recorded at the carrying value of $11.9 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note1(a)). The loan was used primarily to finance the development, construction and start up of the Turmalina project. $2.25 million of the loan was used for the Sabará project. The loan bears interest at U.S. LIBOR plus 4% per annum (9.36% at June 30, 2007 and 9.36% at December 31, 2006). The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly. The loan is repayable in quarterly installments of $1.4 million commencing June 30, 2007 and continuing to September 30, 2009. The terms of the loan require hedging strategies for gold price and currency protection (Note 11). The loan is secured by all of the assets of Mineração Turmalina Ltda (“MTL”), including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by Mineração Serras do Oeste Ltda (“MSOL”) of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL. The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants. 300,000 unlisted warrants were also issued to consultants involved in the financing. These warrants valued at $1.7 million were issued in association with the credit facility. The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method. The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at June 30, 2007 the Company is in compliance with these financial covenants. The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 12). The restrictions on these funds were lifted during the first quarter of 2007.

(g)	Due to Banco Bradesco

Relates to secured notes payable of R$507,000 ($263,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (9.2% at June 30, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months. The loans are secured by the equipment purchased.

(h)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million). Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 7(a)). The notes are secured by shares of MSOL and are repayable on March 23, 2012. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as the security for the notes. The Company has full rights to and is in the process of substituting for such security of a wholly owned Brazilian subsidiary of the Company which will hold Paciência and Caeté. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011. In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

10

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
6.	Notes Payable (continued):
(h)	Private placement of notes (continued)

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007. The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at June 30, 2007:

	Notes	Common
	Payable	Shares
Gross proceeds	$74,508	$—
Allocation to common shares	(11,507)	11,507
Finance fees	(2,830)	(524)

Net	60,171	10,983
Amortization of finance fees	559	—
Period end foreign exchange adjustment	5,363	—
Adjustment to allocation to common shares (Note 7(a))	132	(132)

Net carrying value of private placement notes	$66,225	$10,851

7.	Capital Stock:
(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares. The Company has issued the following common shares.

	Number	Amount
Balance, January 1, 2007 (i)	47,916,908	$106,834
Early warrant exercises (Note 7(b))	5,122,428	21,948
Stock issuance costs related to early warrant exercise (Note 7(b))	—	(1,361)
Exercise of stock options (Note 7(c))	4,000	11
Private placement notes (Note 6(h))	2,156,250	11,507
Stock issuance costs related to private placement notes (Note 6(h))	—	(524)
Balance, March 31, 2007	55,199,586	$138,415
Warrants exercised (Note 7(b))	100	1
Warrants forced out (Note 7(b))	66,913	71
Adjustment to equity portion of private placement (Note 6(h))	—	(132)
Additional share issuance costs related to early warrant exercise (Note 7(b))	—	(186)

Balance, June 30, 2007	55,266,599	$138,169

(i)
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. During the fourth quarter of 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share. These shares and any shares purchased under the normal course issuer bid in the future will be scheduled for cancellation.

11

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
7.	Capital Stock (continued):
(a)	Common shares (continued):

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the board. These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time. The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

(b)	Warrants:

	Number	Amount
Balance, January 1, 2007	5,741,300	$4,072
Exercise of purchase warrants	(4,818,852)	(3,183)

Balance, March 31, 2007	922,448	$889
Warrants exercised	(100)	—
Warrants forced out	(224,403)	(71)

Balance, June 30, 2007	697,945	$818

The following is a summary of the warrants date of issue, exercise price and expiry date at June 30, 2007:

Number		Exercise
Outstanding	Date of Issue	Price	Expiry Date
354,895	December 31, 2004 to December 20, 2005	Cdn. $4.50	December 31, 2007
343,050	March 27, 2006	Cdn. $5.25	March 27, 2008

697,945

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.
As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares. This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program). As at June 30, 2007, 224,403 of the remaining listed warrants were exchanged for 66,913 common shares.

12

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
7.	Capital Stock (continued):
(b)	Warrants (continued):

Blackmont Capital Inc. (“BCI”) acted as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant that was submitted for exercise in connection with the early exercise ($645,000 is included in accounts payable and as stock issuance costs included in capital stock.)

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 10,500,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options. During the period ended June 30, 2007, no options were exercised using the cashless method (1,388,300 for the six months ended June 30, 2006).

	Number	Amount
Balance, January 1, 2007	5,269,000	$8,745
Stock based compensation	—	203
Options exercised — conventionally	(4,000)	(3)
Unvested options expired upon termination	(5,000)	(2)

Balance, March 31, 2007	5,260,000	$8,943
Stock based compensation	—	4,058
Unvested options expired upon termination	(20,000)	(18)
Options granted, vesting immediately	1,051,666	—
Options granted, subject to vesting	83,334	—

Balance, June 30, 2007	6,375,000	$12,983

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
Common share options	Number	Price US	Price Cdn.
Balance, January 1, 2007	5,269,000	$1.03	$4.80
Options exercised in US$	(4,000)	2.00	—
Options expired	(5,000)	—	4.41

Balance, March 31, 2007	5,260,000	$1.00	$4.80
Options granted	1,135,000	—	5.94
Options expired	(20,000)	—	4.03

Balance, June 30, 2007	6,375,000	$1.00	$5.01

13

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
7.	Capital Stock (continued):
(c)	Stock options (continued):

On March 19, 2007, Jaguar’s Board granted stock options to eligible employees and directors with an exercise price of $5.94 per share. These grants were subject to shareholder approval, which was obtained on May 10, 2007 at Jaguar’s Annual General Meeting. Under Canadian GAAP, however, an option grant subject to shareholder approval is not considered granted until that approval is obtained, and therefore for reporting purposes only, the stock compensation expense associated with the grant of these options was based on an exercise price determined using the weighted average price for the 10-day period prior to May 10, 2007, the date of the Annual General meeting.

			Weighted
		Outstanding	Average
Exercise		June 30,	Remaining Life in	Number
price		2007	Years	Exercisable

$1.00		155,000	1.18	155,000
$3.75	Cdn.	190,000	1.35	190,000
$4.05	Cdn.	685,000	1.89	605,000
$4.25	Cdn.	135,000	1.96	135,000
$4.00	Cdn.	157,500	2.31	157,500
$3.47	Cdn.	757,500	2.64	697,500
$3.65	Cdn.	222,000	2.70	—
$3.29	Cdn.	40,000	3.44	40,000
$5.47	Cdn.	1,010,000	3.86	1,010,000
$4.41	Cdn.	428,000	4.00	—
$6.40	Cdn.	1,010,000	4.42	1,010,000
$4.72	Cdn.	50,000	1.34	50,000
$5.25	Cdn.	50,000	1.84	50,000
$6.00	Cdn.	50,000	2.34	—
$5.25	Cdn.	200,000	2.23	200,000
$4.60	Cdn.	100,000	2.23	100,000
$5.94	Cdn.	1,135,000	4.72	1,051,666

		6,375,000		5,451,666

14

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
8.	Basic and Diluted Net Loss per Share:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Numerator
Net loss for the period	$(3,685)	$(2,841)	$(4,181)	$(9,005)

Denominator
Weighted average number of common shares outstanding	55,239,628	45,783,120	51,831,209	40,063,903
Common shares-share purchase loan (Note 7(a)(i))	—	(500,000)	—	(500,000)

Weighted average number of common shares outstanding	55,239,628	45,283,120	51,831,209	39,563,903

Basic net loss per share	$(0.07)	$(0.06)	$(0.08)	$(0.23)
Diluted net loss per share	$(0.07)	$(0.06)	$(0.08)	$(0.23)
The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.
9.	Related Party Transactions:
(a)
The Company incurred fees of $375,000 for the six months ended June 30, 2007 ($366,000 for the six months ended June 30, 2006) from IMS Engenharia Mineral Ltda (“IMSE”), a company held by several officers of the Company, who provides operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at June 30, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).

(b)
The Company incurred occupancy fees of $60,000 for the six months ended June 30, 2007 (six months ended June 30, 2006 — $60,000) to BZI, a corporate shareholder, for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $317,000 from BZI for the six months ended June 30, 2007 ($175,000 for the six months ended June 30, 2006). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at June 30, 2007 accounts payable and accrued liabilities includes $90,000 (December 31, 2006 - $14,000) due to BZI.

(c)
The Company realized rental income of $55,000 from PML and $99,000 from PCO for the six months ended June 30, 2007 (six months ended June 30, 2006 — $nil) for temporarily idle equipment and the use of administrative offices. As at June 30, 2007, prepaid expenses and sundry assets includes $18,000 receivable from PML and $19,000 from PCO (as at December 31, 2006 — $112,000 from PML and $37,000 from PCO) (Note 3(b)).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

15

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
10.	Supplemental Cash Flow Information:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Equipment purchased on issuing note payable (Note 6(b)(c)(d))	$—	$—	$—	$364
Warrants issued in conjunction with the offering (Note 7(b))	$—	$—	$—	$584
Conversion of loan receivable into NSR (Note 2)	$—	$1,535	$—	$1,535
During the six months ended June 30, 2007, the Company paid $3.1 million (six months ended June 30, 2006 — $173,000) in interest.
The Company paid no income taxes during the six months ended June 30, 2007 (six months ended June 30, 2006 — $nil).
11.	Risk Management Policies:
Derivative Financial Instruments
The company has entered into the following contracts:
(a)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 6(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales. The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced. As at June 30, 2007 forward sales contracts for 63,193 ounces were outstanding.

As at June 30, 2007, long term liabilities include $5.1 million (December 31, 2006 - $6.8 million) of unrealized losses related to the forward sales contracts. As at June 30, 2007, current liabilities include $4.1 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the six months ended June 30, 2007, is an unrealized gain on forward sales derivatives of $1.0 million (six months ended June 30, 2006 — unrealized loss $6.7 million) and a realized loss on forward sales derivatives of $1.8 million (six months ended June 30, 2006 — $nil)

(b)	Forward foreign exchange contracts:

As at June 30, 2007, the Company has forward foreign exchange contracts to purchase R$24.2 million (Brazilian reais) for $11.0 million with various settlement dates between August 31, 2007 and November 28, 2008 at a weighted average rate of 2.1961. The terms of the contracts require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at June 30, 2007, $3.0 million of cash was restricted for this purpose (Note 12).

As at June 30, 2007, current assets included $1.2 million and long term assets included $80,000 (December 31, 2006 long term assets included $700,000) of unrealized foreign exchange gains. Included in the statement of operations for the six months ended June 30, 2007, is an unrealized gain on forward foreign exchange derivatives of $552,000 (six months ended June 30, 2006 — $738,000) and a realized gain on forward foreign exchange derivatives of $598,000 (six months ended June 30, 2006 — $189,000).

16

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
11.	Risk Management Policies (continued):
(b)	Forward foreign exchange contracts (continued):

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

12.	Restricted Cash:
As at June 30, 2007 $3.3 million of cash was restricted (December 31, 2006 — $6.0 million). On June 30, 2007 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 — $3.0 million) (Note 11(b)) and $0.3 million was restricted as collateral for equipment loans (Note 6(b), (December 31, 2006 — $0.3 million). As at December 31, 2006 $2.7 million was restricted due to loan covenants for the Turmalina loan facility (Note 6(f)), (June 30, 2007 — $nil).
13.	Commitments:
(a)	The Company entered into a management agreement with IMSE (Note 9(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)
In September 2006, the Company entered into a one year agreement with a financial advisory firm. The firm will provide market-related advisory services. The Company agreed to a fee of $172,000 which was paid in the six months ended June 30, 2007, plus 300,000 options, vesting immediately. 100,000 options entitle the holder to purchase one common share per option of the Company at a price of Cdn.$4.60 until September 21, 2009, and 200,000 options entitle the holder to purchase one common share per option of the Company at a price of Cdn.$5.25 until September 21, 2009. Included in accounts payable and accrued liabilities as at June 30, 2007 is $nil (December 31, 2006- $43,000). Included in the statement of operations for the six months ended June 30, 2007 is $136,000 (six months ended June 30, 2006 $nil) of consulting expense. Stock compensation expense of $694,000 was recorded in December 2006.

(c)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata plc to explore the Pedra Branca Gold Project in Northern Brazil. The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 is subject to continuing with the option), and the Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years. The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

As at June 30, 2007 the Company is committed to spend $300,000 for exploration by February 28, 2008. As at June 30, 2007 the Company has expended $14,000 on exploration. The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

17

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and six months ended June 30, 2007
(Unaudited)
14.	Subsequent Events:
The Company’s shares were approved for listing on the NYSE Arca Exchange and began trading on July 23 under the symbol JAG. The Company’s shares continue to trade on the Toronto Stock Exchange under the JAG symbol as well.
15.	Comparative Figures:
Certain comparative figures have been reclassified to conform to the current period’s presentation.

18

Document No. 2
JAGUAR MINING INC.
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the three and six months ended June 30, 2007 and 2006

All amounts are expressed in US$ unless otherwise indicated.
INTRODUCTION
This Management’s Discussion and Analysis has been prepared as of August 9, 2007 and contains certain “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Jaguar Mining Inc. (“Jaguar” or “the Company”) are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form dated December 31, 2006 filed electronically under the Company’s name on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2006, with the U.S. Securities and Exchange Commission, which are available at www.sec.gov through EDGAR. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.
The following discussion of the operating results and financial position of the Company should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2007 with comparative figures for the three and six months ended June 30, 2006 and the consolidated financial statements of the Company and notes thereto for the years ended December 31, 2006 and 2005. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Further information about the Company is available on SEDAR at www.sedar.com and on its corporate website www.jaguarmining.com.
The average rates of exchange for the Canadian dollar (Cdn.$) per US$1.00 were 1.10 for Q2 2007, 1.17 for Q1 2007, and 1.13 for the year 2006. The average rates of exchange for the Brazilian real (R$) per US$1.00 were 1.98 for Q2 2007, 2.11 for Q1 2007, and 2.17 for the year 2006.
SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
Jaguar, a corporation existing under the laws of Ontario, is engaged in the acquisition, exploration, development and operation of mineral properties in the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar intends to become a mid-size gold producer with production of 300,000 ounces (“oz”) per year beginning in 2009. Jaguar believes it has the ability to convert its mineral resources to mineral reserves in order to sustain its production goals for ten years or more. Jaguar is currently producing gold at its Sabará and Turmalina properties. Jaguar’s objectives are to complete the development of its Paciência and Caeté Projects, expand production at certain operations, continue to aggressively explore the properties it controls in Brazil and control its costs to enhance shareholder value. Jaguar believes it has the necessary funds to complete the build-out of its two projects under development and reach the 300,000 oz production target for 2009. Once Jaguar reaches this level of production, the Company believes it will have a cost structure that will place it in the lower quartile of all primary gold producers. Jaguar also has the potential to find additional gold deposits at its 72,000 acres of prime exploration properties in the Iron Quadrangle as well as through its joint venture with Xstrata plc (“Xstrata”) in Northern Brazil where exploration of the Pedra Branca Project has begun.
Jaguar has measured and indicated resources of 17,572,460 tonnes (“t”) with an average grade of 5.12 g/t containing 2,894,860 oz of gold and 5,923,300 t of inferred resources with an average grade of 4.46 g/t containing 850,210 oz of gold. Jaguar’s proven and probable mineral reserves, which are included in total resources, are 7,229,160 t with an average grade of 4.90 g/t containing 1,138,870 oz of gold.
RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
Year	2007	2007	2006	2006	2006	2006	2005	2005
Net sales	$11,415	$6,542	$6,304	$7,279	$5,471	$2,125	$1,543	$3,630
Net income (loss)	$(3,685)	$(496)	$(6,181)	$2,441	$(2,841)	$(6,164)	$(6,808)	$(2,658)
- per share basic	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)
- per share diluted	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)	$(0.09)

Summary of Key Operating Results

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Sales ($000)	$11,415	$17,957	$5,471	$7,596
Oz sold	$17,177	$27,062	$8,763	$12,549
Average realized price $ / oz	$665	$664	$624	$605
Gross profit ($000)	$4,342	$7,704	$1,221	$1,132
Net loss ($000)	$(3,685)	$(4,181)	$(2,841)	$(9,005)
- per share basic	$(0.07)	$(0.08)	$(0.06)	$(0.23)
- per share diluted	$(0.07)	$(0.08)	$(0.06)	$(0.23)
Weighted avg. shares outstanding	55,239,628	51,831,209	45,783,120	40,063,903
Diluted shares outstanding	55,239,628	51,831,209	45,783,120	40,063,903
Q2 2007 Compared to Q2 2006 and YTD 2007 compared to YTD 2006
Revenue in Q2 2007 and YTD 2007 increased from the corresponding periods in 2006 due to both an increase in oz sold and an increase in the average realized gold price. These increases resulted in increases in gross profit and decreases in net losses for these periods.
Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Stock based compensation	$4,040	$4,241	$2,692	$2,797
Administration	$2,527	$4,215	$1,905	$3,620
Unrealized forward sales derivative (gain) loss	$(1,794)	$(1,013)	$1,655	$6,675
Realized forward sales derivative loss	$826	$1,761	$—	$—
Unrealized forward fx derivative (gain)	$(219)	$(552)	$(252)	$(738)
Realized forward fx derivative (gain)	$(467)	$(598)	$(153)	$(189)
Foreign exchange (gain)	$(1,623)	$(2,302)	$(2,124)	$(2,773)
Amortization of deferred financing expenses	$—	$—	$190	$317
Interest expense	$3,331	$4,350	$102	$175
Interest income	$(1,186)	$(1,531)	$(476)	$(679)
•
Stock based compensation expense varies depending upon when stock options vest. During Q2 2007, $3.8 million relates to options approved in May 2007 which vested immediately. During Q2 2006, $2.7 million relates to options granted in May 2006 which vested immediately. On March 19, 2007, Jaguar’s Board granted stock options to eligible employees and directors with an exercise price of $5.94 per share. These grants were subject to shareholder approval, which was obtained on May 10, 2007 at Jaguar’s Annual General Meeting. Under Canadian GAAP, however, an option grant subject to shareholder approval is not considered granted until that approval is obtained, and therefore for reporting purposes only, the stock compensation expense associated with the grant of these options was based on an exercise price determined using the weighted average price for the 10-day period prior to May 10, 2007, the date of the Annual General meeting.

•
Administration costs increased from $1.9 million in Q2 2006 to $2.5 million in Q2 2007 (and increased from $3.6 million for the six months ended June 30, 2006 to $4.2 million for the same period in 2007.) The increases were mainly due to management incentive payments, legal and other costs related to certain strategic initiatives conducted during the quarter as well as increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of Jaguar’s expansion of operations in Brazil. In addition, costs increased due to the strengthening of the R$against the US$and consulting fees related to the assessment of internal controls and procedures.

•
During Q2 2007, the Company recognized an unrealized gain of $1.8 million on forward sales contracts to manage the commodity price exposure on gold sales, as required by the Turmalina loan facility versus a loss of $1.7million in Q2 2006. During the six months ended June 30, 2007 the Company recognized an unrealized gain of $1.0 million versus an unrealized loss of $6.7 million for the same period in 2006. The Company recognized a realized loss of $826,000 on forward sales contracts versus $nil for Q2 2006 and a realized loss of $1.8 million for YTD 2007 versus $nil for the same period in 2006. (See Risk Management Policies — Hedging)

•
The Company recognized unrealized gains of $219,000 for Q2 2007 and $252,000 for Q2 2006 on forward foreign exchange contracts used to manage currency exposure on the R$(and unrealized gains of $552,000 for YTD 2007 and $738,000 for YTD 2006). The Company also recognized realized gains of $467,000 for Q2 2007 and $153,000 for Q2 2006 on forward foreign exchange contracts. For the six months ended June 30, 2007 the Company recognized $598,000 versus $189,000 for the same period in 2006. (See Risk Management Policies — Hedging)

•	Foreign exchange gains of $1.6 million were recognized in Q2 2007 ($2.3 million YTD 2007) and $2.1 million in Q2 2006 ($2.8 million YTD 2006) primarily due to the strengthening of the R$over the US$.

•
Commencing in Q1 2006, the deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan. Deferred finance fees of $190,000 were expensed in Q2 2006 ($317,000 YTD 2006). Commencing in Q1 2007, the Company adopted Section 3855 of the CICA handbook (Note 1(a)) and deferred finance fees were included in the carrying value of the loan and amortized as interest expense.

•
Interest expense increased from $102,000 in Q2 2006 to $3.3 million in Q2 2007. The Company incurred interest expense of $4.4 million for the six months ended June 2007, ($175,000 for the same period in 2006). The increases were due to an increase in debt and requirements under new accounting standards which require the costs associated with the issuance of the related debt be amortized as interest expense. $855,000 of debt issuance and related costs were recognized as interest expense during Q2 2007 ($1.2 million YTD 2007).

•
Interest income increased from $476,000 in Q2 2006 to $1.2 million in Q2 2007 ($1.5 million YTD 2007 versus $679,000 YTD 2006) due to interest earned on higher bank deposits. Interest income was earned from deposits held in banks in Canada, the U.S. and Brazil.

Production and Operating Performance
Summary of All Plants Q2 2007 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
	(t000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Sabará Plant	139	2.11	1.41	6,605	$21.4	$440
Turmalina Plant	91	4.98	4.15	10,583	$38.2	$258

Total	230	3.24	2.49	17,188	$28.0	$328

Summary of All Plants Q2 2006 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
	(t000)	grade (g/t)	grade (g/t)	(oz)	cost / t	cost /oz
Caeté Plant	43	2.34	1.74	1,824	$33.97	$586
Queiroz Plant	19	4.14	3.69	2,595	$41.21	$354
Sabará Plant	118	2.38	1.87	5,695	$18.98	$319

Total	180	2.56	2.03	10,114	$24.88	$376

Summary of All Plants YTD 2007 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
	(t000)	grade (g/t)	grade (g/t)	(oz)	cost/t	cost/oz
Sabará Plant	214	2.39	1.59	11,311	$24.5	$414
Turmalina Plant	154	4.97	4.29	18,006	$35.2	$236

Total	368	3.46	2.71	29,317	$28.9	$305

Summary of All Plants YTD 2006 Operating Data

	Ore Processed	Feed	Recovery	Production	Cash Operating	Cash Operating
	(t000)	grade (g/t)	grade (g/t)	(oz)	cost / t	cost / oz
Caeté Plant	65	2.33	1.68	2,671	$36.68	$599
Queiroz Plant	45	4.07	3.67	5,219	$38.81	$323
Sabará Plant	186	2.39	1.82	8,639	$19.00	$321

Total	296	2.63	2.07	16,529	$25.85	$367

PROJECT DEVELOPMENT REVIEW — OPERATIONS AND EXPLORATION
2007 Production
For the quarter ending June 30, 2007, the Company produced 17,188 oz at an average cash operating cost of $328 per oz from its 1,500 t/day Sabará Plant and 1,200 t/day Turmalina Plant.
Management estimates gold production for 2007 is expected to total approximately 81,000 oz at an average cash operating cost between $300 and $315 per oz. Given the trend in global exchange rates, the Company’s current estimate incorporates an average exchange rate between the Brazilian real and the U.S. dollar of R$1.90 = US$1.

A review of operating achievements during Q2 2007 for the Company’s major projects is as follows:
Turmalina
Operations
During Q2 2007, Turmalina produced 10,583 oz of gold at a cash operating cost of $258 per oz. During Q2, management implemented a program at Turmalina to increase the overall metallurgical recovery of the operation. This program, which is expected to be completed during Q3 2007, should allow the operations to sustain the design rate of 1,200 tpd of ore processing with an average gold recovery of 90%. Based on the current throughput levels and overall performance, the Turmalina operation has been declared ‘commercial’ by Jaguar.
Turmalina is estimated to produce approximately 57,000 oz in 2007. Based on an exchange rate of R$1.90 (Brazilian reais) per US$1.00 during the second half of 2007, Turmalina’s total cash costs of production are expected to range between $240 and $260/oz.
Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods. Underground mine development work is progressing from the first two ore bodies towards a third mineralized zone, known as Satinoco.
Exploration
Exploration work confirms that the geology at Turmalina is consistent with major gold mines elsewhere in the Iron Quadrangle. Turmalina’s Main and Northeast ore bodies are open at depth. Jaguar has also discovered the Satinoco zone, located approximately 300 m away from the Main ore body at the Turmalina complex.
During the quarter, the Company completed the initial evaluation of the Satinoco zone. Phase II of the exploration program included a total of 10,363 m drilled in 68 holes on surface. Highlights of Phase II drill results are presented in the following table:
Satinoco Main Drilling Results

	Coordinate		Elevation	Width	Azimuth	Dip	Mineralized Intervals
Hole	N	E	(m)	(m)	Degree	Degree	From	To	Gade	Thick.
FSN-02	7,817,279	512,336	705.5	182.86	Vertical	-90	164.15	166.16	6.08	2.01
FSN-05	7,817,163	512,414	705.8	197.53	Vertical	-90	118.45	120.10	4.56	1.65
FSN-06	7,817,028	512,553	742.8	141.08	245	-70	56.00	58.91	24.76	2.91
FSN-09	7,817,264	512,280	712.0	109.08	Vertical	-90	89.00	94.96	12.32	5.96
FSN-10	7,816,820	512,858	747.7	111.00	250	-50	57.55	68.90	1.11	11.35
FSN-11	7,816,902	512,960	726.9	261.15	250	-85	208.45	212.25	5.70	3.80
							215.30	217.70	3.27	2.40
FSN-16	7,816,979	512,644	741.9	110.25	250	-50	59.35	61.50	8.74	2.15
FSN-18	7,817,195	512,591	718.9	241.90	250	-50	167.70	171.00	2.40	3.30
FSN-20	7,817,155	512,596	720,80	204.25	250	-50	146.80	149.35	2.67	2.55
FSN-23	7,817,007	512,637	738.4	97.15	250	-50	83.40	86.80	3.01	3.40
FSN-24	7,816,914	512,931	724.7	222.65	250	-50	136.85	141.70	2.41	4.85
FSN-27	7,816,797	512,914	749.8	88.75	250	-70	92.90	95.90	3.65	3.00
FSN-28	7,816,800	513,020	736.4	234.40	250	-70	85.20	88.45	4.31	3.25
FSN-43	7,817,013	512,734	726.3	171.40	250	-60	39.80	42.00	4.46	2.20
FSN-44	7,817,066	512,707	725.2	205.70	250	-60	160.90	163.90	4.47	3.00
FSN-47	7,816,830	512,766	754.3	44.75	250	-70	21.25	29.25	3.31	8.00
FSN-53	7,817,060	512,508	727.8	47.50	250	-60	40.40	46.75	12.37	6.35
FSN-54	7,817,224	512,321	697.9	35.15	250	-60	17.40	23.10	11.25	5.70
							27.05	27.90	35.70	0.85
FSN-56	7,817,048	512,528	730.3	46.65	250	-60	41.60	46.65	6.32	5.05
FSN-59	7,817,031	512,541	733.5	47.30	250	-50	36.80	38.85	4.64	2.05
FSN-62	7,816,973	512,577	747.1	64.80	250	-50	22.10	26.20	5.80	4.10
FSN-63	7,817,168	512,801	709.5	412.25	250	-87	312.30	315.90	2.40	3.60
							353.00	358.00	6.80	5.00
FSN-64	7,816,894	513,104	716.4	403.10	270	-87	255.00	258.10	4.30	3.10
The complete table of drill results for the Satinoco zone can be found at the Company’s web site at www.jaguarmining.com.
Geological modeling of these drill results led to the following additional NI 43-101 compliant resources for the Turmalina operation:

	Tonnage	Grade	Ounces
Category	Tonnes (t)	g/t	oz Au
Measured (M)	178,200	5.04	28,900
Indicated (I)	272,500	4.51	39,500
(M + I)	450,700	4.72	68,400

Inferred	1,856,000	3.48	207,700
Drill results and resource estimation were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC (“TechnoMine”). Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101. SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.
These resources are only to a depth of 250 m from surface and the mineralization remains open at depth. The Company continues to excavate a cross-cut over to Satinoco from the second level ramp, which will be utilized to transport ore from this zone to the Turmalina mine entrance.
Through the end Q2 2007, approximately 235 m had been excavated over to the Satinoco zone. This effort is expected to be completed at the end of Q3 2007. Once completed, the Company will implement a 10,000 m in-fill diamond drill program as part of the feasibility work to convert resources to reserves to a depth of 500 m. Preliminary engineering to expand the processing circuits above ground at Turmalina has begun with a start-up date of Q1 2009. The feasibility study for the expansion of Turmalina is expected to be completed within the next six months.
Sabará
Operations
During Q2 2007, Sabará produced 6,605 oz of gold at a cash operating cost of $440 per oz. Operations were on target and met management’s expectations. The Company is currently evaluating a new higher grade zone at Sabará to possibly bring into the mine plan during the latter part of 2007 or in early 2008, which could help reduce cash operating costs at this operation.
Based on the exchange rate of R$1.90=US$1.00, Sabará is expected to produce 24,000 oz in 2007 at a cash operating cost range between $450 and $465 per oz.
Caeté
Operations
A feasibility study for the Caeté Project is underway and scheduled to be completed during Q3 2007. Jaguar targets initial annual gold production capacity of 90,000 oz commencing in the latter half of 2008 and expanding to 150,000 oz per year in 2011.
From exploration data obtained on the Roça Grande and Pilar targets, the Company plans to construct a centralized CIP (carbon-in-pulp) or CIL (carbon-in-leach) processing plant to process the sulfide ore from Pilar, Roça Grande and other nearby targets. This new plant is expected to utilize much of the existing infrastructure located at the recently closed heap leach & CIC (carbon-in-column) facility. By utilizing the existing Caeté plant site, Jaguar expects to minimize environmental impact. The Company received the Implementation License (LI) in July 2007 for the Caeté Project. A production decision for this project is slated for Q4 2007.
Exploration
During Q2 2007, Jaguar completed the geological modeling of the exploration campaigns at the Roça Grande and Pilar targets, which gave rise to the following NI 43-101 compliant resources:

Caeté Project — Resource Estimate

	Pilar			Roça Grande			Total
	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)
Measured (M)	713,800	5.99	137,400	727,700	5.38	125,800	1,441,500	5.68	263,200
Indicated (I)	978,400	5.91	186,000	1,270,500	5.19	212,000	2,248,900	5.50	398,000
(M + I)	1,692,200	5.94	323,400	1,998,200	5.26	337,800	3,690,400	5.57	661,200

Inferred	168,600	7.41	40,150	558,000	4.42	79,300	726,600	5.11	119,450
The resource estimation was reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.
The Company was able to successfully delineate the mineralized bodies at the Roça Grande target and confirm NI 43-101 compliant measured and indicated resources amounting to 337,800 oz of gold. Prior to this work, Jaguar only had non-NI 43-101 compliant estimates provided by the previous owner of the concession. At the Pilar target, Jaguar upgraded previous NI 43-101 compliant historical figures to model-based estimates based on more stringent criteria as required by NI 43-101. The Company has also identified new gold-bearing zones within the overall structure that may give rise to additional mineralized bodies at Pilar.
Results of Phase III of the exploration program at Pilar indicated a significant possibility of consistent continuity at depth within the new ore bearing zone, between two previously identified and measured zones.
At Roça Grande, exploration continues where the Company will be moving underground for mine development and further exploration. To date, 16,530 m have been drilled in 89 holes with activities focused on the RG-1, RG-2, RG-3, RG-6 and RG-7 ore bodies. In order to expose ore zones RG-1 and RG-7 underground, the Company plans to excavate a drift to reach the gold mineralization at the 1,110-m elevation (sea level). The Company expects that approximately 700 m will be excavated in connection with this underground development with work already in progress. To expose ore zones RG-2, RG-3 and RG-6 underground, Jaguar plans to excavate at the 1,050-m elevation starting in Q4 2007.
As part of the Company’s effort to identify and add to the estimated gold resources detailed above, 75,000 m of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté processing plant.
Paciência
Operations
Construction of this new 70,000 oz/yr facility is on budget and on schedule with nearly 40% of plant and mine construction work completed as at June 30, 2007. Jaguar intends to use a cut and fill method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40% of the available gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (“CIP-ADR”) plant to process the downstream gravity-removed ore pulp.
During Q2 2007, excavation and civil work was advanced and foundations for the crushers, mills, leaching & CIP circuits are expected to be in-place by the end of July, August and September, respectively. Mine development at the Santa Isabel mine also progressed at Levels 1 and 2 of the ore bodies with 609 m excavated in Q2 2007. The Company expects to open approximately 1,320 m of drifts and drill approximately 900 m underground at Paciência during the second half of the year.
The opening of a second mine-entrance, located approximately two km from the Santa Isabel mine entrance, was completed and excavation work from this new entrance will begin in August. The Company has been granted all of the necessary permits and licenses through the construction and commissioning phase.
Subsequent to June 30, 2007, the Company completed the Paciência Project Santa Isabel Mine feasibility study. The study was prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng. of TechnoMine. Previously, Jaguar had completed a pre-feasibility study that estimated total investments of $44 million. As a result of the strengthening of the R$, expanded underground mine development and increased cost of labor and construction materials, the recently completed feasibility study estimates that the total capital investment at the Paciência Project will be approximately $52 million. Jaguar has already invested $16.3 million in exploration, infrastructure and mine development at Paciência, with a total of $27.3 million already committed.

Based on the results of the feasibility study, the pre-tax net cash flow over the initial life of the project is estimated at $123.8 million using the following estimates:

Mineral Reserves:	2,714,000 t @ 4.52 g/t Au, containing approximately 394,450 oz of gold
Mill Feed Grade:	4.39 g/t Au
Mining Rate:	400,000 t for 2008; 600,000 t for 2009-2011 513,700 t for 2012
Process Recovery:	93%
Annual Average Production:	73,300 oz per year
Mine Life:	4.85 years
Start Production:	Q2 2008
Total Investment	$52.3 million
Average Cash Cost:	$252 per oz
Total Production Cost:	$386 per oz, including invested capital
Assumed Exchange Rate:	Construction Period: R$2.0=US$1 Operating Period: R$2.3=US$1
Gold Price:	$600
IRR:	26.2%
NPV @ 8%:	$17.8 million after tax
NPV @ 0%:	$49.5 million after tax
Exploration
Jaguar controls properties along 12 km of concessions in the Paciência property. The Company recently began a 6,000-m exploration program at the Palmital target.
Jaguar also has option rights to the IAMGOLD Property, which represents approximately 2,307 acres near Paciência. Jaguar plans to conduct exploration at the IAMGOLD Property during 2007. This property represents an opportunity for Jaguar to eventually expand Paciência’s mineral resources and production profile.
Pedra Branca
Jaguar and Xstrata entered into a Joint Venture agreement for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil.
The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone. The concessions are located in and around municipal areas with excellent infrastructure. The area is characterized by relatively dry weather, facilitating year-round operations.
Xstrata carried out a preliminary exploration program that covered only 25 km of the shear zone. The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador. The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in the 21 surface samples taken by Xstrata. For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.
During Q2 2007, Jaguar began a comprehensive exploration program at Pedra Branca to further delineate and measure the gold mineralization through further trenching and diamond core drilling. Jaguar’s work to date, which included soil geochemistry, trenching and channel and rock sampling, confirmed the trend and the main anomalies reported by Xstrata.
Exploration work at Pedra Branca will continue in 2007 and 2008.
MINERAL RESOURCES AND RESERVES
The tables below reflect the current mineral resource and reserve information available to Jaguar as of July 19, 2007. The Qualified Person (“QP”), as such term is defined in NI 43-101, who revised the Company’s resources and reserves was Ivan C. Machado, M.Sc., P.E., P.Eng.

Table 1 — Summary of Mineral Resources*

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
					Measured				Measured
	Measured		Indicated		+				+
	(t)	g/t	(t)	g/t	Indicated	g/t	Inferred(t)	g/t	Indicated	Inferred
Sabará
Sabará[1]	764,200	3.41	1,297,700	2.89	2,061,900	3.08	443,000	2.24	204,200	32,000
Other[2]	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência
Santa Isabel[3]	849,430	5.59	1,702,230	5.00	2,551,660	5.22	420,700	5.44	428,000	73,580
Other[2]	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Caeté
Pilar[4]	713,800	5.99	978,400	5.91	1,692,200	5.94	168,600	7.41	323,400	40,150
Roça Grande[4]	727,700	5.38	1,270,500	5.19	1,998,200	5.26	558,000	4.42	337,800	79,300
Turmalina
Faina and Pontal[5]	339,600	5.64	1,191,000	5.70	1,531,600	5.69	120,000	5.70	280,000	22,000
Principal and NE6	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	644,000	211,000
Satinoco[7]	178,200	5.04	272,500	4.51	450,700	4.72	1,856,000	3.48	68,400	207,700

	RESOURCES				RESOURCES
	(tonnage & grades in grams/tonne)				(ounces Au)
	Measured +				Measured +
In Situ Resources:	Indicated	g/t	Inferred	g/t	Indicated	Inferred
Total Estimates	17,572,460	5.12	5,923,300	4.46	2,894,860	850,210
Table 2 — Summary of Mineral Reserves

					Proven +		Ounces
	Proven	g/t	Probable	g/t	Probable	g/t	Au
Sabará
Sabará[1]	682,940	3.87	938,060	2.48	1,621,000	3.06	159,680
Turmalina
Principal and NE6	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000	†
Paciência
Santa Isabel[3]	966,160	4.52	1,726,000	4.52	2,692,160	4.52	392,190
TOTAL	1,883,100	4.39	5,346,060	5.07	7,229,160	4.90	1,138,870
Notes: Some columns and rows may not total due to rounding.

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 2.

†	Information as of August 1, 2006. Commissioning of operations at Turmalina began in Q4 2006.

1.
Update as of December 31, 2006 by the Company’s QP. Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared the original NI 43-101 Technical Report on the Sabará Gold Project, which was filed on SEDAR on March 2, 2006.

2.	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

3.	TechnoMine NI 43-101 Feasibility Study on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

4.	TechnoMine NI 43-101 Feasibility Study on the Caeté Gold Project, which is currently being prepared.

5.	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

6.	Scott Wilson RPA NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on August 1, 2006.

7.	TechnoMine NI 43-101 Technical Report on the Turmalina/Satinoco Gold Project, which is currently being prepared.
The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Report and the Paciência Gold Project Santa Isabel Mine Pre-feasibility Study Report was Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.
The Qualified Persons, who prepared the RPA Turmalina Gold Technical Reports and the Sabará Project Technical Report, were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow is a principal of RPA and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Operating activities	$2,819	$996	$(571)	$(3,214)
Financing activities	$13,502	$89,355	$(2,769)	$49,829
Investing activities	$(12,173)	$(22,131)	$(9,381)	$17,349
Increase (decrease) in cash for the period	$4,148	$68,220	$(12,721)	$29,266
Beginning cash balance	$78,831	$14,759	$51,520	$9,533
Ending cash balance	$82,979	$82,979	$38,799	$38,799
•	Positive cash flow from operations generated $2.8 million of cash for the three months ended June 30, 2007, versus cash consumption from operating activities in Q2 2006 of $571,000.

•
Financing activities generated $13.5 million of cash in Q2 2007 primarily through the receipt of cash held in trust relating to warrant exercises, see Financing. Financing activities consumed $2.8 million in cash in Q2 06 primarily due to the restriction on cash reserved under the Turmalina loan agreement.

•
Investing activities consumed $12.2 million of cash during Q2 2007 versus $9.4 million during Q2 2006. The funds were used for mineral exploration projects and mining properties, and purchase of plant and equipment.

Balance Sheet Highlights
(in thousands of $)

	As at	As at	As at	As at
	June 30, 2007	March 31, 2007	December 31, 2006	December 31, 2005
Total assets	$217,974	$213,513	$124,130	$51,235
Total long term liabilities	$79,373	$76,016	$19,179	$4,895
•	There were no significant changes to total assets and long term liabilities during Q2 2007.
Capital Spending Program
Project Capital Spending in thousands of $

		Remainder
Region	YTD 2007	of 2007	Total 2007	2008
Sabará	6,500	18,423	24,923	17,120
Turmalina	7,735	1,146	8,881	15,591
Paciência	7,275	27,359	34,634	4,701

Total project capital spending	21,510	46,928	68,438	37,412

Jaguar intends to use cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line to help finance the construction of additional projects in the above regions. Although not envisioned at the time, these projects may also be funded by project debt, equipment financing or other corporate initiatives.
Total Capital Spending During the Period in thousands of $

	Q2 2007	YTD 2007
Project capital spending — excluding exploration	5,077	9,537
Project capital spending — exploration	6,858	11,973
Operating office	238	621

Total capital spending	12,173	22,131

Amount paid in cash	12,173	22,131
Amount financed	0	0

Total capital spending	12,173	22,131

Jaguar has identified three primary uses of capital over the 2007-2008 period. These include:
(a)	new mine development and processing capacity and expansion of existing operations

(b)	exploration at brownfield locations in the Iron Quadrangle

(c)	sustaining capital to maintain existing operations

Contractual Obligations
Jaguar’s contractual obligations as at June 30, 2007 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009	2010+	Total
Financing
Principal	3,552	6,201	4,420	81,108	95,281
Interest	4,878	9,268	8,958	18,969	42,073
Management Agreements[1]
Operations	372	—	—	—	372
Suppliers Agreements
Mine Operations[2]	1,400	—	—	—	1,400
Drilling[3]	302	—	—	—	302
Asset Retirement Obligations	243	—	—	1,330	1,573
Consulting[4]	645	—	—	—	645
Joint Venture Agreement[5]	—	300	—	—	300

Total	11,392	15,769	13,378	101,407	141,946

[1]	The management agreement is renegotiated on an annual basis. See Note 9(a).

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

[4]	See Note 7 (b).

[5]	Jaguar entered into a formal agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in Ceará, Brazil.
Risk Management Policies — Hedging
Forward Gold Sales Contracts — Derivative Financial Instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz. As at June 30, 2007 forward sales contracts for 63,193 ounces were outstanding.
The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per oz (flat forward program).

•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.

•
At each settlement date, if the PM fix is lower than $527.10 per oz, then the lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per oz, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per oz, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per oz, multiplied by the gold volume for that period.

The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, adjusted for the time value of money, as at the balance sheet date.
As at June 30, 2007, long term liabilities include $5.1 million (December 31, 2006 — $6.8 million) of unrealized losses related to the forward sales contracts. As at June 30, 2007, current liabilities include $4.1 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the six months ended June 30, 2007, is an unrealized gain on forward sales derivatives of $1.0 million (six months ended June 30, 2006 — unrealized loss of $6.7 million ) and a realized loss on forward sales derivatives of $1.8 million (six months ended June 30, 2006 — $nil)

Forward Foreign Exchange Contracts — Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of an increase in the value of the R$ relative to the US$.
As at June 30, 2007, the Company has forward foreign exchange contracts to purchase R$24.2 million (Brazilian reais) for $11 million with various settlement dates between August 31, 2007 and November 28, 2008 at a weighted average rate of 2.2. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at June 30, 2007, $3 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.
The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.
This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.
As at June 30, 2007, current assets included $1.2 million and long term assets included $80,000 (December 31, 2006 long term assets included $700,000) of unrealized foreign exchange gains. Included in the statement of operations for the six months ended June 30, 2007, is an unrealized gain on forward foreign exchange derivatives of $552,000 (six months ended June 30, 2006 — $738,000) and a realized gain on forward foreign exchange derivatives of $598,000 (six months ended June 30, 2006 — $189,000).
RELATED PARTY TRANSACTIONS
The Company incurred fees of $375,000 for the six months ended June 30, 2007 ($366,000 for the six months ended June 30, 2006) from IMS Engenharia Mineral Ltda (“IMSE”), a company held by several officers of the Company, who provides operating services to the Company’s Brazilian subsidiaries. The fees are included in management fees in the statement of operations. Accounts payable and accrued liabilities as at June 30, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).
The Company incurred occupancy fees of $60,000 for the six months ended June 30, 2007 (six months ended June 30, 2006 — $60,000) to Brazilian Resources, Inc. (“BZI”) for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $317,000 from BZI for the six months ended June 30, 2007 ($175,000 for the six months ended June 30, 2006). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at June 30, 2007 accounts payable and accrued liabilities includes $90,000 (December 31, 2006 — $14,000) due to BZI.
With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil. The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metal company. Prometálica’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company. Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract. The agreement secures the MSOL loan by all Prometálica assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from Prometálica at appraised value. The due date of this loan was December 31, 2005.
During Q3 and Q4 2005, Prometálica repaid substantially the entire principal amount of the loan. On March 20, 2006, the Company entered into an agreement with Prometálica whereby it agreed to exchange the amount receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project. This agreement was executed on May 10, 2006. As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005. Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil. Also as part of the agreement, the Company accepted a transfer of certain mining equipment from Prometálica as partial payment on the loan. The mining equipment was transferred in Q3 2006. It was appraised by an independent engineering firm at the time of the agreement and was valued at $327,000. Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of R$3.5 million (approximately $1.8 million as at June 30, 2007). During Q1 2007, the right to buy out the NSR was extended to September 30, 2007. The NSR was recorded on the Company’s books at the amount of the receivable, plus accrued interest through March 20, 2006. Included in the Company’s long term assets on June 30, 2007 is a Net Smelter Royalty of $1.5 million (December 31, 2006 — $1.5 million).

The Company realized rental income of $55,000 from Prometálica and $99,000 from Prometálica Centro Oeste (“PCO”) for the six months ended June 30, 2007 (six months ended June 30, 2006 — $nil) for temporarily idle equipment and the use of administrative offices. PCO is controlled by IMS, a founding shareholder of the Company. As at June 30, 2007 prepaid expenses and sundry assets includes $18,000 receivable from Prometálica, and $19,000 from PCO (as at December 31, 2006 — $112,000 from Prometálica and $37,000 from PCO).
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.
(a)
Section 3855, “Financial Instruments — Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.
Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or June 30, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities
In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.
The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.

(b)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements. Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation. Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED
(a)	Financial Instruments- Disclosure and Presentation

In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(b)	Capital Disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(c)	Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.
FINANCING
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Under the early exercise program, the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.
As at March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares. This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing the remaining listed warrants (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program). As at June 30, 2007, 224,403 of the remaining listed warrants were exchanged for 66,913 shares.
Blackmont Capital Inc. (“BCI”) acted as financial advisor and soliciting dealer manager to the Company in connection with the issuance of the early exercise shares and the exchange shares. The Company agreed to pay BCI a financial advisory fee of 3% of the exercise price for each warrant submitted for exercise in connection with the early exercise.
Private Placement
On March 22, 2007, the Company closed a private placement of 75,000 units. The units were sold by a syndicate led by TD Securities Inc. and included BCI, BMO Capital Markets and RBC Capital Markets. The underwriters exercised their option to purchase an additional 15% of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million ($74.5 million) from the sale of 86,250 units.

The units are comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as security for the notes. The Company has full rights to and is in the process of substituting for such security the quota shares of a wholly owned Brazilian subsidiary of the Company which will hold the Paciência and Caeté projects only. A total of 2.16 million new shares were issued relating to the private placement. The notes were listed on the Toronto Stock Exchange (“TSX”) on July 26, 2007 under the symbol JAG.NT. See Note 6 (h).
NORMAL COURSE ISSUER BID
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of $1million. The normal course issuer bid commenced on August 25, 2006 and will terminate on August 24, 2007. This was the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue.
Jaguar decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects. In such circumstances, Jaguar believes the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.
As at June 30, 2007, Jaguar had purchased 1,000 common shares under its normal course issuer bid at an average price of Cdn. $4.65 per share. These shares, and any shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.
SHAREHOLDER RIGHTS PLAN
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.
The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.
The TSX accepted notice of the Rights Plan, which was ratified by the shareholders on May 10, 2007.
NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The Company has included Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed because these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of All Plants Cash Operating Cost per tonne processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$5,750,000	$8,632,000
Change in inventory[1]	$701,000	$2,032,000
Production cost of tonnes processed[2]	$6,451,000	$10,664,000
divided by
Tonnes processed	230,000	368,000
equals
Cost per tonne processed	$28.00	$28.90
Sabará Plant Cash Operating Cost per tonne processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$2,778,000	$4,563,000
Change in inventory[1]	$197,000	$680,000
Production cost of tonnes processed[2]	$2,975,000	$5,243,000
divided by
Tonnes processed	139,000	214,000
equals
Cost per tonne processed	$21.40	$24.50
Turmalina Plant Cash Operating Cost per tonne processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$2,972,000	$4,069,000
Change in inventory[1]	$504,000	$1,352,000
Production cost of tonnes processed[2]	$3,476,000	$5,421,000
divided by
Tonnes processed	91,000	154,000
equals
Cost per tonne processed	$38.20	$35.20
Summary of All Plants Cash Operating Cost per oz processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$5,750,000	$8,632,000
Change in inventory[1]	$(114,000)	$300,000
Production cost of gold produced[2]	$5,636,000	$8,932,000
divided by
Gold produced (oz)	17,188	29,317
equals
Cost per oz processed	$328	$305
Sabará Plant Cash Operating Cost per oz processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$2,778,000	$4,563,000
Change in inventory[1]	$128,000	$120,000
Production cost of gold produced[2]	$2,906,000	$4,683,000
divided by
Gold produced (oz)	6,605	11,311
equals
Cost per oz processed	$440	$414

Turmalina Plant Cash Operating Cost per oz processed

	Q2 2007	YTD 2007
Production cost per statement of operations	$2,972,000	$4,069,000
Change in inventory[1]	$(242,000)	$180,000
Production cost of gold produced[2]	$2,730,000	$4,249,000
divided by
Gold produced (oz)	10,583	18,006
equals
Cost per oz processed	$258	$236

[1]
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

[2]	The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The CEO and CFO have assessed the design of the Company’s disclosure controls and procedures and internal control over financial reporting as at June 30, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109. Most importantly, management has satisfied itself that no material misstatements exist in the Company’s financial reporting at June 30, 2007. However, as previously communicated, the Company determined that a weakness exists in the design of internal control over financial reporting in that not all critical policies and procedures, including accounting policies, have been formally documented and/or formally communicated within the Company. This design weakness increases the future risk of material misstatements in the Company’s financial reporting and should also be considered a weakness in the Company’s disclosure controls and procedures. Management anticipates completing remediation of this weakness with appropriate communication by the end of Q3 2007.
SUBSEQUENT EVENTS
NYSE Arca Exchange Listing
The Company’s shares were approved for listing on the NYSE Arca Exchange and began trading on July 23, 2007 under the symbol JAG. The Company’s shares continue to trade on the Toronto Stock Exchange under the JAG symbol as well.

OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at August 8, 2007 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise

Common Shares[1]			55,267,897	55,267,897

Warrants	31-Dec-07	Cdn.$4.50	353,895	353,895

Agents options	27-Mar-08	Cdn.$5.25	343,050	343,050

Options	04-Sep-08	$1.00	155,000	155,000
Options	05-Nov-08	Cdn.$3.75	190,000	190,000
Options	19-May-09	Cdn.$4.05	685,000	685,000
Options	15-Jun-09	Cdn.$4.25	135,000	135,000
Options	21-Oct-09	Cdn.$4.00	157,500	157,500
Options	17-Feb-10	Cdn.$3.47	757,500	757,500
Options	10-Mar-10	Cdn.$3.65	222,000	222,000
Options	8-Dec-10	Cdn.$3.29	40,000	40,000
Options	10-May-11	Cdn.$5.47	1,010,000	1,010,000
Options	30-Jun-11	Cdn.$4.41	428,000	428,000
Options	30-Nov-11	Cdn.$6.40	1,010,000	1,010,000
Options	21-Sep-09	Cdn.$5.25	200,000	200,000
Options	21-Sep-09	Cdn.$4.60	100,000	100,000
Options	31-Oct-08	Cdn.$4.72	50,000	50,000
Options	30-Apr-09	Cdn.$5.25	50,000	50,000
Options	31-Oct-09	Cdn.$6.00	50,000	50,000
Options	18-Mar-12	Cdn.$5.94	1,135,000	1,135,000

Fully diluted common shares				62,339,842

[1]	Includes 1,000 shares purchased under the normal course issuer bid which are scheduled to be cancelled.
August 8, 2007

Daniel R. Titcomb President and CEO	James M. Roller Chief Financial Officer

FORWARD-LOOKING STATEMENTS
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This MD&A contains Forward-Looking Statements, including statements concerning Jaguar’s future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2006, with the U.S. Securities and Exchange Commission, which are available at www.sec.gov through EDGAR.
This MD&A presents estimates of future “total cash cost per ounce” that are not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company’s total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the notes to the financial statements in the Company’s Annual Report on Form 40-F for the year ended December 31, 2006 filed with the United States Securities and Exchange Commission, as well as the Company’s most recent interim and annual financial statements filed with the Canadian Securities Administrators.
Cautionary Note to U.S. Investors concerning estimates of Inferred and Measured and Indicated Resources
This document includes the term “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.
“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.
GLOSSARY OF MINING TERMS
Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together. The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.
Conversion factors
Weights and measures on this site represent units commonly used in the gold industry. Conversion factors are provided below:

To Convert	To Metric
Imperial Measurement Units	Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857
Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.
Development or mine development
Driving openings to access the mineral reserve in an underground mine.
Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.
Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.
Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.
Drifting
Driving of tunnels through rock usually on a horizontal basis.
Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production. This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.
Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.
Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.
Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.
Ounce (troy)
All ounces referenced herein are troy ounces. Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets. One troy ounce equals approximately 31.1 grams in weight. There are 32.15 troy ounces in a kilogram.
Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.
Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.
Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.
Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
Recovery Grade
The actual grade of ore realized after the mining and treatment process.
Reserves and Resources
Jaguar’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.
Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This document includes the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.
Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.
Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.
Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.
Stope
Working place in an underground mine where ore is extracted.
Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.
Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.
Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.
Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company incorporated under the laws of Ontario.
DIRECTORS
Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Juvenil T. Felix
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1	Audit Committee

2	Compensation Committee

3	Corporate Governance Committee

4	Health, Safety and Environmental Committee
OFFICERS
Daniel R. Titcomb
President & CEO
Juvenil T. Felix
Chief Operating Officer
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
VP Operations
Adriano Nascimento
VP Exploration & Engineering
Robert J. Lloyd
Secretary
ADMINISTRATIVE OFFICE
48 Pleasant Street
Concord, NH 03301 — USA
Phone: (603) 224-4800
Fax: (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com
REGISTERED OFFICE
40 King Street West, Suite 5800
Toronto, Ontario
Canada M5H 3S1
OPERATING OFFICE
Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 — Belo Horizonte — MG
Brazil
AUDITORS
KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil
LEGAL COUNSEL
Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork
Miller Thomson LLP
Toronto, Ontario
Hinckley, Allen & Snyder LLP
Concord, New Hampshire
BANKS
Bank of America
Boston, Massachusetts
Royal Bank of Canada
Toronto, Ontario
STOCK TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com
EXCHANGE LISTING
Toronto Stock Exchange: “JAG”
NYSE Arca: “JAG”

Document No. 3
Form 52-109F2 — Certification of Interim Filings
I, Daniel R. Titcomb, President and CEO of Jaguar Mining Inc., certify that:
1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Jaguar Mining Inc. (the “issuer”) for the period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 9, 2007
Daniel R. Titcomb
President and CEO

Document No. 4

Form 52-109F2 – Certification of Interim Filings

I, James M. Roller, Chief Financial Officer of Jaguar Mining Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Jaguar Mining Inc. (the “issuer”) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 9, 2007
James M. Roller
Chief Financial Officer

Document No. 5
PRESS RELEASE

August 9, 2007	2007-24
Concord, New Hampshire	JAG — TSX/NYSE Arca
Jaguar Mining Reports Q2 2007 Earnings
Growth in Production Leads to Record Sales, Adjusted Cash Flow Totals $5.8 Million
Jaguar Mining Inc. (“Jaguar” or the “Company”) (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended June 30, 2007. All figures are in U.S. dollars unless otherwise indicated.
Q2 2007 Highlights
•	Revenue totaled $11.4 million, an increase of 109% from the same period last year;
•	Gross profit rose to $4.3 million compared to $1.2 million for the same period in 2006;
•
Positive operating cash flow from operating activities of $2.8 million compared to negative cash flow of $0.6 million in Q2 2006. Operating cash flow before changes in working capital totaled $5.8 million during the quarter compared to $2.2 million in Q2 2006;

•	Net loss of $3.7 million or $0.07 per fully diluted share compared to a net loss of $2.8 million or $0.06 per fully diluted share in Q2 2006;
•
Non-cash charges for stock option related expenses of $4.0 million significantly impacted net earnings by $0.07 per diluted share. Excluding the non-cash charge for stock option related expenses, adjusted income totaled $355,000 or $0.01 per diluted share compared to a loss of $149,000 or $0.00 per diluted share in Q2 2006;

•
Gold production of 17,188 ounces (“oz”) and gold sales of 17,177 oz at an average realized price of $665/oz compared to production of 10,114 oz and sales of 8,763 oz at an average price of $624/oz in Q2 2006;

•
Cash operating costs averaged $328/oz for Q2 2007 compared to $376/oz for the same period in 2006. Cash operating costs of $258/oz at Turmalina operation, which represented over 60% of 2007 year-to-date gold production;

•	Total cash and restricted cash of $86.3 million including $3.3 million of restricted cash, most of which is related to foreign exchange hedges;
•	Invested approximately $12.2 million in growth initiatives during Q2 2007, primarily at the Company’s Paciência and Caeté Projects under development;
•
Measured and indicated gold resources increased to approximately 2.9 million oz or by 10% from the resource base reported in early 2007; inferred resources increased 8% to 850,210 oz. These results were reported by the Company on July 19, 2007;

•	Turmalina Operations declared ‘Commercial’;
•	Paciência feasibility study finalized and 40% of project completed at June 30, which is advancing on budget and on schedule;
•	Caeté feasibility study advanced and will be completed during Q3 2007 and
•	All permits needed for development of the projects underway in Brazil have been granted.

48 Pleasant Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com

Commenting on the second quarter results, Daniel R. Titcomb, Jaguar’s President and CEO stated, “With Turmalina now operating at commercial rates of production, and at current gold prices, our operating cash flow will accelerate over the next several quarters as we bring on-line new low-cost sources of production at Paciência and Caeté. We believe Jaguar is uniquely positioned to rapidly deliver increased shareholder value: our resource base in Brazil is trending higher and will continue to grow significantly through our aggressive exploration program; our experienced operating team in Brazil is unmatched in building new low-cost mines and processing facilities on schedule; and we have the financial resources in-hand to capitalize on our plan to reach 300,000 oz of gold production in 2009.”
2007 Second Quarter Results
Jaguar’s adjusted cash flow from operating activities benefited from growth in sales volumes at higher prices and totaled approximately $5.8 million in Q2 as shown in the following table:
Adjusted Cash Flows from Operating Activities
A non-GAAP Measure
(Expressed in thousands of U.S. dollars)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Cash flow from operating activities as Reported	$2,819	$996	$(571)	$(3,214)
Adjustment:
Change in non-cash operating working capital	2,970	5,717	2,785	4,681

Adjusted cash flow from operating activities	$5,789	$6,713	$2,214	$1,467

For the quarter ending June 30, 2007, the Company exhibited strong growth with record revenue of $11.4 million from the sale of 17,177 oz of gold at an average realized price of $665/oz. This compares to revenue of $5.5 million from the sale of 8,763 oz of gold at an average price of $624/oz for the same period in 2006. Gold production for Q2 2007 totaled 17,188 oz at an average cash operating cost of $328/oz compared to production of 10,114 oz and average cash operating costs of $376/oz for Q2 2006. Net loss for Q2 2007 was $3.7 million or $0.07 per fully-diluted share versus a reported net loss of $2.8 million or $0.06 per share for the same period last year.
A summary of key operating results follows:

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Sales ($000)	$11,415	$17,957	$5,471	$7,596
Oz sold	17,177	27,062	8,763	12,549
Average realized price $ / oz	$665	$664	$624	$605
Gross profit ($000)	$4,342	$7,704	$1,221	$1,132
Net loss ($000)	$(3,685)	$(4,181)	$(2,841)	$(9,005)
- per share basic	$(0.07)	$(0.08)	$(0.06)	$(0.23)
- per share diluted	$(0.07)	$(0.08)	$(0.06)	$(0.23)
Weighted avg. shares outstanding	55,239,628	51,831,209	45,783,120	40,063,903
Diluted shares outstanding	55,239,628	51,831,209	45,783,120	40,063,903
The reported loss for Q2 2007 includes non-cash charges of $4.0 million for stock option related expenses, which impacted net earnings by $0.07 per diluted share.
Adjusted Net Income (Loss)
A non-GAAP Measure
(Expressed in thousands of U.S. dollars except per share amounts)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Net loss per consolidated financial statements	$(3,685)	$(4,181)	$(2,841)	$(9,005)
Adjustment:
Stock-based compensation	4,040	4,241	2,692	2,797
Adjusted income (loss)	355	60	(149)	(6,208)
Adjusted income (loss) per share	$0.01	$0.00	$0.00	$(0.16)

2

Approximately two-thirds of the Company’s cash and cash equivalents of $86.3 million held at June 30 were in accounts in Brazil. Variations in the relative currencies (Canadian dollar versus U.S. dollar versus Brazilian real) will likely give rise to realized and unrealized credits or charges in future periods, which could materially impact the Company’s reported income.
Additional details are available in the Company’s filings on SEDAR and EDGAR, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and Interim Consolidated Financial Statements for the period ended June 30, 2007.
Outlook
The Company currently estimates 2007 gold production at approximately 81,000 oz with average cash operating costs ranging between $300 and $315 per oz. The Company’s current outlook is based on an exchange rate between the Brazilian real and the U.S. dollar of R$1.90 = US$1. As previously announced by Jaguar on July 19, 2007, the Company does have forward exchange contracts in-place to mitigate some of the impact if the U.S. dollar weakens further against the Brazilian real. Although not reported as such, applying the gain from these foreign exchange instruments against production would reduce average cash production costs by an estimated $20 per oz from the estimates provided above.
Analyst Meeting and Tour: October 16-19
The Company currently has two major gold projects under development in Brazil which will significantly expand production over the next 18 months. Jaguar will hold an analyst meeting and tour the Company’s operations and projects under development in Minas Gerais, Brazil, beginning October 16, 2007. The Company is coordinating this trip with Aquiline Resources, which will conduct a tour at its properties in Argentina the following week. Qualified individuals interested in taking a tour of either Jaguar’s operations or Aquiline’s properties should contact Valéria DioDato for additional information.
NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
The Company has included Cash Operating Cost per ounce processed because these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are in the ‘Cash Operating Cost per ounce processed’ table below.
The Company uses the financial measures “adjusted net income (loss)” and “adjusted net income (loss) per share” to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net income (loss) or net income (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net income (loss) and adjusted net income (loss) per share are calculated as net income (loss) excluding stock based compensation expense. The terms “adjusted net income (loss)” and “adjusted net income (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted net income (loss) and adjusted net income (loss) per share provide useful information to investors because they exclude a certain non-cash charge and are a better indication of the Company’s profitability from operations. The item excluded from the computation of adjusted net income (loss) and adjusted net income (loss) per share, which is otherwise included in the determination of net income (loss) and net income (loss) per share prepared in accordance with Canadian GAAP, is an item that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

3

The Company uses the financial measure “adjusted cash flows from operating activity” to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activity is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activity is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activity does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of adjusted cash flows from operating activity provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company’s cash flow from operations. The items excluded from the computation of adjusted cash flows from operating activity, which are otherwise included in the Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.
Adjusted Cash Flows from Operating Activity
A non-GAAP Measure
(Expressed in thousands of U.S. dollars)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Operating Cash Flow as Reported	$2,819	$996	$(571)	$(3,214)
Adjustment:
Change in non-cash operating working capital	2,970	5,717	2,785	4,681

Operating Cash Flow before changes in working capital	$5,789	$6,713	$2,214	$1,467
Cash Operating Cost per oz Processed
A non-GAAP Measure
Summary of All Plants Cash Operating Cost per oz Processed

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Production cost per statement of operations	$5,750,000	$8,632,000	$3,322,000	$4,880,000
Change in inventory 1	$(114,000)	$300,000	$480,000	$1,186,000
Production cost of gold produced	$5,636,000	$8,932,000	$3,802,000	$6,066,000
divided by
Gold produced (oz)	17,188	29,317	10,114	16,530
equals
Cost per oz processed	$328	$305	$376	$367

[1]
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

Adjusted Net Income (Loss)
A non-GAAP Measure
(Expressed in thousands of U.S. dollars except per share amounts)

	Q2 2007	YTD 2007	Q2 2006	YTD 2006
Net loss per consolidated financial statements	$(3,685)	$(4,181)	$(2,841)	$(9,005)
Adjustment:
Stock-based compensation	4,040	4,241	2,692	2,797
Adjusted income (loss)	355	60	(149)	(6,208)
Adjusted income (loss) per share	$0.01	$0.00	$0.00	$(0.16)

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Conference Call Details
Jaguar will be holding a conference call August 10, at 10:00 am EDT to discuss its 2007 second quarter results.
North American participants may access the call toll-free by dialing 866-900-4867. International participants should call 213-416-2194. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company’s homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends through September 10, 2007. The audio replay can be accessed by calling 800-675-9924 from North America or 213-416-2185 outside of North America. The replay ID number is 81007. The web cast will be available through the Company’s homepage until September 10, 2007.
About Jaguar Mining
Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its 72,000 acre land base. Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman	Valéria Rezende DioDato
Director of Investor Relations	Director of Communication
603-224-4800	603-224-4800
bobz@jaguarmining.com	valeria@jaguarmining.com
Resource estimation was reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101
Forward Looking Statements
Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning Jaguar’s future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “approximately” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These Forward-Looking Statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE” regarding Forward-Looking Statements and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Registration Statement on Form 40-F filed with the U.S. Securities and Exchange Commission on June 18, 2007, which are available at www.sec.gov through EDGAR.

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This press release presents estimates of future “total cash cost per ounce” that are not recognized measures under United States generally accepted accounting principles (“US GAAP”). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company’s total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set forth in the notes to the financial statements in the Company’s Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on June 18, 2007, as well as the Company’s most recent interim and annual financial statements filed with the Canadian Securities Administrators.
Cautionary Note to U.S. Investors concerning estimates of Inferred and Measured and Indicated Resources
This document includes the term “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.
“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.
[###]

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.
Date: August 9, 2007	/s/ Robert J. Lloyd
By: Robert J. Lloyd
	Title:	Corporate Secretary